VinFast Auto Pte. Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

May 30, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue and Jay Ingram

Re:	VinFast Auto Pte. Ltd.

Registration Statement on Form F-1

Initially Filed December 6, 2022

File No. 333-268684

To the addressees set forth above:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), VinFast Auto Pte. Ltd. (the “Company”) hereby requests that the Registration Statement on Form F-1 (File No. 333-268684), initially filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2022 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it has entered into a business combination agreement with Black Spade Acquisition Co and intends to file a new registration statement on Form F-4 in connection with the proposed business combination. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Sharon Lau of Latham & Watkins LLP, counsel to the Company, at (+65) 6437-5464, or in her absence, Stacey Wong at (+65) 6437 5450, if you have any questions or concerns regarding this matter.

Sincerely, VinFast Auto Pte. Ltd.

/s/ Le Thi Thu Thuy

Le Thi Thu Thuy Managing Director and Global CEO

cc:	David Mansfield, Chief Financial Officer, VinFast Auto Pte. Ltd.

Noah Carr, Latham & Watkins LLP